Commonwealth Bank of Australia is required by Section 249P of the Corporations Act to give to all members this statement instigated by the Finance Sector Union.

“Commonwealth Bank of Australia”
Statement pursuant to Section 249P of the Corporations Act
“The only constant is change”

     The Commonwealth Bank operates in a constantly changing environment. The finance sector has been transformed in the last 10-15 years as a result of technological change, deregulation and globalisation. Staff and customers at the Commonwealth Bank have been directly impacted as hundreds of branches have closed, 20,000 jobs have been cut, support processes have been automated and centralised. Business Service Units have been created and dissolved as the Bank segmented the customer base by affluence, the product offerings and now life events. Staff and customers have been swept along in the tide of change with little control or input into the changes and with no systematic assessment of the cumulative impact of the changes.

     In September 2003 the Commonwealth Bank announced the most significant change program since privatisation. Dubbed ‘Which new Bank’, this change program is based on a Company vision of excellent customer service through engaged staff supported by simplified processes. ‘Which new Bank’ expects to deliver 3,700 job cuts from administrative and back office areas with front line jobs remaining largely unchanged between July 2003 and July 2006. The job cuts would flow from removal of “unnecessary work” identified during the change program and arising from systems and process improvements.

     The resolution proposed by shareholders’ associated with the Finance Sector Union of Australia (FSU) is based on the belief that the long-term sustainability of shareholder wealth at CBA relies upon an effective alliance between all stakeholders – shareholders, customers, staff and the community. A quality review should be undertaken on a regular basis to ensure the strategic direction of the Company is not disproportionately impacting one stakeholder to the possible detriment of another, or all, over the longer term.

     It is not enough to talk about stakeholder needs through carefully messaged publications. Many of the communities which the CBA is established to serve have, in the view of FSU, been let down by branch closures, service cut-backs and fee increases instituted in recent years. Both customers and staff of the Bank are affected by these measures in their financial wellbeing and in the trust and confidence they place in the Bank. In our view, the long-term health of the business, and your investment in CBA, depend on these measures being reversed.

     To commence the process of re-establishing that trust, the Bank needs to do more to enhance customer service. To do this it must first understand and address the issues impacting on service delivery and particularly on the staff delivering the service. CBA staff have consistently identified understaffing as the single biggest impediment to achieving excellent customer service and having a good day as employees of the Bank. Research undertaken by and for the Finance Sector Union confirms this.

     Work diaries completed in February showed 1 in 3 workplaces were not adequately staffed to meet their workload and 1 in 5 workplaces could not access relief. Polling undertaken after the Which new Bank announcement demonstrated that 59% of staff disagreed that the strategy would improve customer service; 53% disagreed it would make the Bank more efficient and 69% believed it would have a negative or very negative impact on staff morale. Recent research undertaken by McNair Ingenuity showed that 87% of employees identified lack of staffing and relief as the most significant issue confronting them at the Bank.

     The unionised staff of the Bank are in the middle of a protracted industrial campaign in support of legally enforceable commitments to provide sufficient staff and relief across the organisation and a commitment that further jobs will not be cut from the Bank until and unless there has been an actual reduction in workloads.

     CBA management refuses to provide these commitments, stating they are not practical in the modern world. This is despite the fact that similar commitments are contained within current Banking agreements elsewhere in the sector and in spite of the clear majority view of staff that these issues must be addressed for Which new Bank to be successfully implemented.

     The aim of the independent quality review would be to objectively assess the impact of change programs such as Which new Bank against the following key factors and to report to shareholders the outcomes of the annual review:

•	Impact of the change on staffing levels;

•	Impact of the change on workloads;

•	Impact of the change on staff engagement and morale;

•	Impact of the change on customer service levels;

•	Impact of the change on customer satisfaction and strength of relationship; and

•	Impact of the change on ‘cost to serve’.

     The independent review will objectively identify factors that impact on staff performance and morale and the delivery of high quality customer service so as to improve the Bank’s financial performance for the benefit of all stakeholders.

     The language of ‘Which new Bank’, including ‘Breakaway Sales and Service’ programs, promotes values and goals that should be pursued, but they do not necessarily equate to the daily experiences of staff and customers. The annual review will ensure these experiences are captured and factored into ongoing reporting to shareholders about the impact of change programs.

     If the only ‘constant is change’ then the way change impacts within the organization must be of material concern to shareholders. It is appropriate therefore that the most significant change seen at the Bank for more than 10 years should warrant commencement of a rigorous and independent review process that requires the organisation to be objectively assessed against key factors.

     FSU asks shareholders to endorse the proposed resolution. Alternatively, you can nominate the FSU as your proxy for voting at the CBA AGM by inserting Sharron Caddie, National Assistant Secretary Finance Sector Union on the proxy form with directions for using your vote on each resolution. Once signed, return your proxy form to FSU, GPO Box A2442, Sydney South, NSW, 1235 by 5pm Tuesday 2 November 2004 or using the instructions.

The Commonwealth Bank’s response to the Section 249P Statement to all Members instigated by the Finance Sector Union.

Dear Shareholder,

     The accompanying statement has been instigated by the Finance Sector Union of Australia (FSU). Pursuant to section 249P of the Corporations Act, we are required to provide that statement to our shareholders with the notice of meeting for our Annual General Meeting.

     The Commonwealth Bank is currently involved in a protracted industrial dispute with the FSU over the renegotiation of the Bank’s enterprise bargaining agreements. The Bank believes that the FSU sponsored resolution is an attempt to extend the dispute to shareholders and damage the Bank through negative publicity. The resolution would, if successful, change the governance of the Bank to the detriment of shareholders and to the benefit of the FSU.

     In the Explanatory Memorandum attached to the Notice of Meeting, the Board has set out its reasons why shareholders should oppose the resolution, namely:

•	The amendment to the Constitution is inappropriate because the Board already has a duty, backed by legal sanctions, to monitor change programs as part of its obligation to monitor performance and to work for the long term health and success of the organisation.

•	The amendment breaches basic principles of corporate governance since it would restrict the flexibility of the Board in the way it evaluates change, would vest important judgments about change in outsiders who, unlike the Board, would not be accountable to shareholders, and would entrench a privileged position for the FSU in the conduct of the Bank’s affairs which is not accompanied by any accountability to shareholders.

•	It is inappropriate for the Annual General Meeting to be used as a forum for a sectional group of shareholders to advance their interests as employees.

     Renegotiation of the Bank’s major enterprise bargaining agreements (EBA) commenced in April 2004. The FSU demanded a 5.5% pa salary increase and a 1% pa increase in employer paid superannuation contributions in each of the next two years. The FSU also sought additional legally enforceable restrictions on the Bank’s ability to manage its operations and its staff.

     Agreement has not been reached with the FSU. As the Bank did not want to disadvantage its EBA covered staff by the impasse, it paid a 4% increase in base salary to such staff effective 1 July 2004. Between 2 July 2004 and 12 August 2004, the FSU held a series of full day and half day strikes and a work to rule campaign to target Which new Bank initiatives, disrupt customers and damage the Bank’s reputation in an attempt to pressure the Bank into an EBA settlement on terms dictated by the FSU. The overwhelming majority of eligible EBA staff did not participate in the industrial action initiated by the union.

     The Board is acutely conscious of the dynamic nature of competition in the banking and financial services industry. Analysis of the competitive landscape determined the need to undertake the Which new Bank change program to deliver excellent customer service and enhance the Bank’s competitive position.

     In launching Which new Bank, and with subsequent profit announcements, special quarterly reports and the Annual Report, the Bank has provided detailed information on targets and progress.

     The Bank achieved all the critical milestones set for Which new Bank during the year. Some, for example, were refurbishment of 126 branches; training of more than 13,000 staff in service and sales management, implementation of world class processing principles in several operations areas, and completion of all critical decisions for introduction of a new customer service computer system. Additionally, net benefits realised in 2004 of $237 million exceeded the forecast to the market of $200 million.

     The Bank uses internal and external surveys to gauge progress against the Which new Bank goals to excel at service through engaged people supported by simpler systems. Contrary to the assertion made in the FSU sponsored statement, Bank staff are enthusiastically embracing the Which new Bank change program.

•	External surveys show that the strength of relationship customer score is trending upward and internal measures of service quality improved markedly during the year.

•	The July 2004 results of the Bank’s regular survey showed an overwhelming majority of staff understand why the Commonwealth Bank needs to transform; feel well informed and positive about the change; and believe it will help them serve customers better. Two-thirds of those surveyed believe that Which new Bank is being managed effectively and feel motivated and inspired to participate in the change. Over a third of those surveyed report that they have provided feedback or ideas and feel that these have been listened to.

•	The Bank’s annual workplace survey in May 2004, using The Gallup Organization’s methodology, demonstrated a strong link between employee engagement and customer service. The Gallup index, which measures the overall level of employee engagement, improved from 3.95 to 3.99, which puts the Bank over the 70th percentile in Gallup’s international data base of companies. A record 84% of staff participated in the survey.

     Given the scope of the cultural transformation initiated during the year, these results are very encouraging and could only be achieved with the support of the vast majority of employees.

     The Board recommends that shareholders vote against the Resolution. Each director will vote his or her shares, and (unless the proxy form directs otherwise) any shares in respect of which the director holds a proxy, against the Resolution. The Board recommends that shareholders unable to attend the meeting should lodge the Form of Proxy included with this information pack, nominating the Chairman or another person as proxy and directing the proxy to vote against the Resolution.

J T Ralph
Chairman